Exhibit 4.14
* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.
ONCOGEL/GENEXOL
RESTATED LICENSE AND SUPPLY AGREEMENT
     Dated: JUNE 20th , 2006

TABLE OF CONTENTS

RECITALS	1

Section 1 Definitions	2
Section 2 Product and Trademark License	4
Section 3 Royalties	4
Section 4 Accounting Records	6
Section 5 Product Development and Marketing	6
Section 6 Genexol Supply	8
Section 7 Technology Ownership and Maintenance	12
Section 8 Representations and Warranties of MacroMed	12
Section 9 Representations and Warranties of Genex	12
Section 10 Indemnification and Insurance	13
Section 11 Infringement	14
Section 12 Confidentiality	15
Section 13 Effective Date, Term and Termination	16
Section 14 Miscellaneous Provisions	17
14.1 Force Majeure	17
14.2 Entire Agreement	17
14.3 R&D Agreement	17
14.4 Parties Independent	17
14.5 Severability	17
14.6 Governing Law	17
14.7 Assignment and Business Combination	18
14.8 Waivers and Amendments	18
14.9 Arbitration	18
14.10 Notices	18
14.11 Implementation	19
14.12 Parties’ Rights and Duties in Bankruptcy	19
14.13 Counterparts/Facsimile or Email Signatures	19

ONCOGEL/GENEXOL
RESTATED LICENSE AND SUPPLY AGREEMENT
     This RESTATED LICENSE AND SUPPLY AGREEMENT (hereinafter the “Restated Agreement”) is made and entered into                     , 2006 (the “Restated Agreement Date”), intended to be effective retroactively to November 23, 2001, by and between SAMYANG GENEX CORPORATION (“Genex”), a Korean corporation, having its principal place of business at 263 Yeonji-dong, Chongno-gu, Seoul, Korea, and MACROMED, INC. (“MacroMed”), a Utah corporation, having its principal place of business at 9520 South State Street, Sandy, Utah 84070, U.S.A. This Restated Agreement amends, restates, and supersedes, in its entirety, that certain OncoGel/Genexol License and Supply Agreement dated November 23, 2001 (the “Original Agreement”).
     Each of the parties is referred to herein sometimes individually as a “Party” and collectively as the “Parties.”
RECITALS:
     A. MacroMed and Genex entered into a Research and Development Agreement dated February 1, 1998 (the “R&D Agreement”) which, among other things, established the terms of certain license rights to develop, manufacture, and market OncoGel® (the “Product”);
     B. Also on February 1, 1998, the Parties entered into an Equity Investment Agreement (the “Equity Investment Agreement”), pursuant to which Genex has invested sums in MacroMed in exchange for shares of MacroMed Common Stock;
     C. MacroMed and Genex have previously performed their respective obligations under the R&D Agreement, as amended, and under the Equity Investment Agreement, as amended;
     D. Effective November 23, 2001, the Parties entered into the Original Agreement, which provided, among other things, for a license from MacroMed to Genex of certain development, manufacturing and marketing rights, an agreement by Genex to supply Genex’s paclitaxel product, Genexol, to MacroMed, and an agreement by each Party to make certain royalty payments to the other Party;
     E. The Parties desire to amend and restate the Original Agreement in its entirety, as provided herein; and
     F. The consideration for the Parties’ willingness to enter into and perform this Restated Agreement includes, without limitation: (1) the covenants, terms, and conditions contained herein, (2) the covenants, terms, and conditions contained in the Original Agreement, (3) the covenants, terms, payments, and conditions set forth in and previously paid and performed pursuant to the R&D Agreement, as amended; and (4) the covenants, terms, payments, and conditions set forth in and previously paid and performed pursuant to the Equity Investment

Agreement, as amended; and (5) all other consideration and benefits provided by either Party to the other Party prior to the Restated Agreement Date.
NOW, THEREFORE, for the consideration described in Recital F above, the Parties agree as follows:
Section 1 Definitions
     For all purposes of this Restated Agreement, the following terms have the respective meanings described:
     “Affiliate” means, for any Party, any other person or entity that directly or indirectly controls, is controlled by (such as, for example, a subsidiary) or is under common control with, that Party.
     “Business Combination” means a business combination in any form involving a Party, including without limitation:
     (a) a lease, exchange, or sale of all or substantially all of the Party’s assets;
     (b) a merger or consolidation;
     (c) a sale or exchange of a controlling interest in the Party’s capital stock; or
     (d) a lease, exchange, or sale of all or substantially all of the assets of an entity controlled by the Party.
     “Confidential Information” of each Party means information relating to the technologies, products, services, business, personnel, research, development, manufacturing, or commercial activities of each Party including, but not limited to, the Product and Genexol and any associated data directly related thereto received by MacroMed from Genex for use in furtherance of the Project and any associated data directly related thereto received by Genex from MacroMed for use in furtherance of the Project; formulae; compilations; programs; devices; concepts; tests; results; designs; methods; techniques; marketing; advertising; and commercial strategy, processes, data, concepts, and know-how; and unique combinations of separate items which individually may or may not be confidential, which information is not generally known to the public.
     “GMP-grade Genexol” means Genexol that has been approved for sale in one or more territories regulated by either FDA or EMEA
     “GMP list price” means offer price of Genexol for territories regulated by either FDA or EMEA
     “Designated Territory One” means North and South Korea.

     “Designated Territory Two” means the entire world excluding North and South Korea.
     “Effective Date” means November 23, 2001.
     “EMEA” means the European Agency for the Evaluation of Medicinal Products.
     “FDA” means the U.S. Food and Drug Administration.
     “Five-Year Special Supply Period” has the meaning set forth in Section 6.3 below.
     “Genexol” means paclitaxel produced by Genex under the trademark Genexol®.
     “Licensed Patents” means all patents owned or licensed by MacroMed having any claim that covers or reads on or is related to the Product, and any continuations and continuations-in-part, divisions, reissues and/or reexamination certificates thereof.
     “License Waiver” has the meaning set forth in-Section 2.3 below.
     “Net Sales” means the gross amount invoiced by each Party and its subsidiaries and Affiliates for the Product, less each and all of the following: normal and customary trade discounts; quantity and cash discounts; rebates; and credits and allowances granted on account of price adjustments, billing errors, and the rejection and return of goods. No tax will be deducted in arriving at Net Sales.
     “Product” means the OncoGel® product, MacroMed’s proprietary formulation of paclitaxel utilizing the ReGel® technology, and any variation or derivation thereof.
     “Project” means the activities related to research, development, manufacture, and marketing of the Product subject to the terms and conditions of this Restated Agreement.
     “Restated Agreement Date” means the date first shown above.
     “Technology” means all Confidential Information relating to the development, manufacture, use, and sale of the Products which MacroMed possessed as of the Effective Date and any improvements or modifications thereof to be developed by MacroMed during the term of this Restated Agreement.
     “ Third Party” means any third party that is not an Affiliate.
     “Third Party Revenues” means the gross revenues received by a Party from a license or sublicense of the Product or any Licensed Patent to a Third Party including, but not limited, royalty revenues, milestone payments, license fees, and sublicense fees.
     “Trademark” means the trademark OncoGel® and all derivations thereof.

Section 2 Product and Trademark License
     2.1 During the term stated in Section 13.1(a) below, MacroMed grants to Genex an exclusive, irrevocable right and license under the Licensed Patents and the Technology to use, market, sell, offer for sale, import, and otherwise distribute the Product in Designated Territory One, including the right to sublicense these rights in Designated Territory One. The consideration for this license is the covenant by Genex to pay royalties under Section 3.1 below. During the term of the license under this Section 2.1, MacroMed shall have no right to market, sell, or offer for sale Product directly, or indirectly through any distributor or other party, in Designated Territory One.
     2.2 MacroMed retains all rights in the Product in Designated Territory Two.
     2.3 Subject to the prior mutual, written agreement of the Parties, Genex shall waive its exclusive license granted under Section 2.1 in the event that a worldwide license agreement relating to the Product and the Licensed Patents is entered into between MacroMed and a Third Party (the “License Waiver”).
     2.4 MacroMed shall supply Genex with all necessary information in its possession that is required for Genex to achieve regulatory approval of the Product in Territory One. MacroMed shall supply to Genex any improvements and modifications of the Product within fifteen (15) days of the date of any such improvement or modification.
     2.5 For the duration of the license granted under Section 2.1, Genex shall also have the exclusive right and license to advertise, market and sell Product by, package Product under, and otherwise use, the Trademark, within Designated Territory One, including the right to sublicense these rights in Designated Territory One. The consideration for this license is the covenant by Genex to pay royalties under Section 3.1 below. Genex may (but will not be obligated to) file for trademark protection for the Trademark within Designated Territory One. However, ownership of and title to the Trademark will remain in MacroMed. Genex may also choose, in its discretion, to market and sell the Product under a different trademark than the Trademark. MacroMed shall have the right to review and approve all advertising, marketing materials, promotional materials, packaging, labeling and all other materials related to the Product that will be presented to Third Parties and to the public due to product regulatory compliance, FDA compliance and legal liability issues. MacroMed will not withhold its consent or approval unreasonably.
Section 3 Royalties
     3.1 Genex shall pay to MacroMed: (a) a royalty of 5% of Net Sales of the Product in Designated Territory One by Genex and its Affiliates; and (b) 12% of all Third Party Revenues received with respect to Designated Territory One by Genex and its Affiliates.

     3.2 MacroMed shall pay to Genex: (a) a royalty of 5% of Net Sales of the Product in Designated Territory Two by MacroMed and its Affiliates; and (b) 12% of all Third Party Revenues with respect to all or any portion of Designated Territory Two by MacroMed and its Affiliates, including without limitation all license fees received before or after the Restated Agreement Date by MacroMed from any licensee or its Affiliate (including without limitation Diatos, S.A., a French corporation and its Affiliates), which license fees the parties hereby agree constitute “Third Party Revenues”).
     3.3 In the case of a License Waiver by Genex under Section 2.3 above, MacroMed shall pay to Genex a royalty equal to *% of all Third Party Revenues received by MacroMed or its Affiliate solely with respect to Designated Territory One.
     3.4 Royalties owed by Genex under Section 3.1(a) shall be payable to MacroMed from *. Royalties owed by MacroMed under Section 3.2(a) shall be payable to Genex from the *. Royalties owed under Sections 3.1(a) and 3.2(a) shall be payable * from the first calendar quarter in which commercial sales begin, within * of the end of each quarter in which the royalties are earned.
     3.5 Payment of Third Party Revenues owed by Genex under Section 3.1(b) shall be payable within 45 days after the date of receipt of payment by Genex or its Affiliate. Payment of Third Party Revenues owed by MacroMed under Section 3.2(b) shall be payable within 45 days after the date of receipt of payment by MacroMed or its Affiliate. Regarding the payment of Third Party Revenues owed by MacroMed under Section 3.2(b), it is understood that MacroMed shall have the right to negotiate with Genex the timing and the form of payments that are due before first commercial sale of the Product (e.g. payment in MacroMed common stock in lieu of cash). Genex should not deny or refuse such a request unreasonably.
     3.6 Payment of Third Party Revenues owed by MacroMed under Section 3.3 shall be payable to Genex within 45 days after the date of receipt of payment by MacroMed or its Affiliate.
     3.7 Royalty payments under Sections 3.1(a) and 3.2(a) shall be *% of the royalty rates listed in Sections 3.1 (a) and 3.2(a) if the Product is sold in a country where there is not valid patent protection for the Product, or upon expiration of a valid patent for the Product in any country. For all purposes of this Agreement, an issued patent in any country shall be presumed valid except to the extent a final, nonappealable decision and order by a court of competent jurisdiction finds that it is not valid.
     3.8 All royalty payments between the Parties will be in U.S. dollars, except as provided in Section 3.5 for payment of Third Party Revenues accrued by MacroMed prior to first commercial sale.

* confidential treatment requested

Section 4 Accounting Records
     4.1 At the time a Party (the “Royalty Paying Party”) pays royalties to the other Party (the “Royalty Receiving Party”) pursuant to Section 3, the Royalty Paying Party shall render to the Royalty Receiving Party a written statement of account regarding the Royalty Paying Party’s Net Sales of the Product, and regarding Third Party Revenues on which royalties are payable under Section 3, during the preceding calendar quarter. In addition, the Royalty Paying Party shall keep accurate records and books of account showing the amount of royalties due to the Royalty Receiving Party.
     4.2 The Royalty Paying Party agrees to permit an independent, certified public accountant selected by the Royalty Receiving Party an adequate opportunity to inspect and audit the records and books described in Section 4.1 and to make extracts of copies for the purpose of auditing the same materials. The audit shall be limited to the records for the immediately preceding year of such inspection. All expenses of any such inspection shall be borne by the Royalty Receiving Party; provided, however, that the Royalty Paying Party shall pay for such inspection if such inspection reveals that the royalty for the period audited was underpaid by * percent (*%) or more.
     4.3 If as a result of such audit, it is established that there is any underpayment or overpayment in the amount of royalties paid with respect to the period audited, adjustments thereto will be made and the relevant Party shall make such compensating payment as may be necessary to bring the royalties paid into compliance with Section 3 within thirty (30) days of receipt of the report of such inspection. Interest at a rate equal to the prime rate (as published by the Wall Street Journal online, www.bankrate.com/brm/ratewatch/leading-rates.asp, in effect as of the date the payment was owed under Section 3) plus 200 points, shall also be paid on the underpayment or overpayment sum from the date the payment was owed under Section 3 to the date the compensating payment under this Section 4.3 is paid in full.
     4.4 The rights and obligations of the Parties under this Section 4 will survive termination or cancellation of this Restated Agreement.
Section 5 Product Development and Marketing
     5.1 MacroMed shall be solely responsible, at MacroMed’s sole cost, to proceed in a diligent and commercially reasonable manner to: (a) obtain all government and regulatory approvals required for the sale of the Product in Designated Territory Two; and (b) commence marketing and selling the Product in Designated Territory Two. MacroMed represents to Genex that currently MacroMed is engaged in “Phase II clinical trials” for the Product in the U.S.A. MacroMed shall also supply the Product to Genex in sufficient quantities to support any development for a price negotiated by the Parties in good faith and commercialization (pricing and terms to be agreed upon) efforts by Genex in Designated Territory One.
     5.2 Subject to the provisions of Sections 5.3 and 5.4 below, Genex shall be solely responsible, at Genex’s sole cost, to proceed in a diligent and commercially reasonable manner

* confidential treatment requested

to: (a) obtain all government and regulatory approvals required for the sale of the Product in Designated Territory One; and (b) commence marketing and selling the Product in Designated Territory One.
     5.3 Genex has the exclusive right and obligation to develop the Product in Designated Territory One at its own cost independently of the commercialization rights for the Product granted to Genex in Section 2.1. However it is understood that Genex has the right to delay the development until MacroMed provides Genex with its official, completed Phase II Clinical Study Report for the FDA or the EMEA, which can be used by Genex for regulatory approval for development in Territory One. Genex shall provide MacroMed within * of receipt of the official, completed Phase II Clinical Study report for the FDA or the EMEA, a written development plan for one indication for the Product. If Genex fails or is unwilling to provide MacroMed with a development plan, without reason, all development rights of the Product return to MacroMed with no further obligation for either parties to develop the product in Territory One. In such a case Genex agrees to provide MacroMed with additional 5 kg of Genexol under the conditions of Section 6.4.
     5.4 Genex shall provide to MacroMed a written plan, within * of Product regulatory approval for sale by the FDA or the EMEA, for regulatory approval and commercialization in Designated Territory One. Failure of Genex to provide such plan without reason shall constitute a withdrawal of all Genex’s license rights of the Product in Section 2.1 and all rights to Third Party Revenues under this Restated Agreement. However, it is agreed that Genex shall have the right of Third Party Revenues up to the amount related to all Genex expenses including but not limited to the original investment of USD 750,000; the Genexol price subsidies; and any development costs. MacroMed agrees to pay on this amount an additional interest at a rate, equal to the prime rate (as published by the Wall Street Journal online, www.bankrate.com/brm/ratewatch/leading-rates.asp, in effect as of the date the payment is due) plus *. Genex will provide such expenses to MacroMed and MacroMed shall not disagree with these expenses unreasonably.
     5.5 Each Party shall keep the other Party fully informed of its efforts to obtain government and regulatory approvals.
     5.6 In the case of a License Waiver under Section 2.3 above, Genex shall be excused of its obligations and covenants under Sections 5.3 and 5.4 above.
     5.7 Unless and until Genex executes a License Waiver, Genex shall have the sole right and discretion to determine pricing, marketing strategies, and other business strategies for the Product in Designated Territory One. However, MacroMed shall have the right to review and approve all advertising materials, marketing materials, promotional materials, packaging, labeling and all other materials related to the Product that will be presented to Third Parties and to the public due to product regulatory compliance, FDA compliance and legal liability issues. MacroMed shall not withhold its approval unreasonably.

* confidential treatment requested

Section 6 Genexol Supply
     6.1 Genex will continue to provide to MacroMed pertinent and necessary data, procedures, and information regarding Genexol in order to facilitate the development, manufacturing, and marketing of the Product, including FDA and EMEA filings and quality, regulatory, and clinical data on Genexol.
     6.2 The following terms and conditions apply to all commitments by Genex to supply Genexol to MacroMed and shall supersede any inconsistent terms contained in any purchase order:
          (a) During the period specified in Section 6.5 below, MacroMed shall not incorporate, nor permit to be incorporated, any Genexol supplied by Genex into any product other than the OncoGel® Product. In addition, MacroMed shall not at any time incorporate, nor permit to be incorporated, any Genexol supplied by Genex under Section 6.3 below, into any Product that is sold or marketed for sale.
          (b) Genexol shall meet the specifications required by MacroMed as defined in Exhibit A attached to and made a part of this Agreement by reference (the “Specifications”), which can be modified upon mutual agreement by the Parties and each batch or shipment shall be accompanied by a Certificate of Analysis.
          (c) During the period specified in Section 6.5 below, MacroMed shall procure at least *% of its requirements of paclitaxel for the Product from Genex unless Genex fails or is unable to deliver MacroMed’s Specifications in volume or quality. Although MacroMed will attempt to procure more than *% of its paclitaxel requirements from Genex, Genex acknowledges that MacroMed is required by FDA to have a second source supplier of paclitaxel and that MacroMed will procure less than *% of its paclitaxel requirements from such second source supplier, unless Genex is unable to supply at least *% of MacroMed’s paclitaxel requirement or governmental regulations require MacroMed to purchase more than *% of its paclitaxel requirement from its second source supplier. Genex shall notify MacroMed as soon as it comes to Genex’s actual knowledge that Genex will fail or be unable to supply the Genexol ordered by MacroMed. Genex shall reimburse MacroMed for losses or expenses directly caused by any unreasonable delay in notifying MacroMed of Genex’s inability to supply the requested Genexol to MacroMed.
          (d) Except as expressly permitted in this Agreement, MacroMed shall not supply or sell Genexol supplied by Genex to any Third Party.
          (e) Within 60 days after the Restated Agreement Date, MacroMed will provide Genex with a schedule of its Genexol requirements (under Sections 6.3, 6.4, and 6.5 below) for remainder of the current calendar year. For each of the following calendar years MacroMed shall deliver to Genex a forecast of MacroMed’s Genexol quantity requirements for each calendar year at least one full calendar quarter prior to that calendar year. Each forecast required herein will be broken down between Genexol needs under each of Sections 6.3 (free supply), 6.4 (discounted price), and 6.5 (list price) below. Genex shall notify MacroMed, within

* confidential treatment requested

45 days after receipt of the forecast, if such forecast exceeds Genex’s Genexol production capacity for that calendar year.
          (f) MacroMed shall give Genex a periodic written purchase order for Genexol. Each purchase order shall specify the quantity of Genexol being ordered under Sections 6.3 (free supply), 6.4 (discounted price), and 6.5 (list price), respectively. All orders for Genexol received by Genex are subject to its acceptance in its sole and absolute discretion, and Genex shall have no liability if it is unable to supply the Products for any reason, except as provided in Section 6.2(c). No purchase order shall be effective for any purpose until received and accepted in writing by Genex. Notwithstanding the foregoing, if at any time MacroMed is in default with respect to any of its covenants or obligations under this Restated Agreement, Genex reserves the right to refuse orders for Genexol and to refuse to ship previously accepted orders.
          (g) All risk of loss shall pass from Genex to MacroMed at the time the Genexol batch is delivered to the applicable airport as provided in Section 6.2(j) below. Five weeks shall be allowed for delivery, subject to delays caused by customs, governmental regulations, and obtaining regulatory approvals and certificates (including without limitation the “CITES” certification required by the Convention on International Trade in Endangered Species of Wild Fauna and Flora). All Genexol received by MacroMed will be deemed to be acceptable to and accepted by MacroMed unless Genex receives from MacroMed a written notice of rejection of the shipment within ten (10) business days after the applicable shipment is received by MacroMed. A shipment may be partially or wholly rejected at any time if the Genexol received by MacroMed does not conform to the Specifications defined in Section 6.2(b). In the event a shipment is partially or wholly rejected, upon MacroMed written request, Genex shall provide to MacroMed the amount of Genexol that was rejected, or reimbursement or credit of any funds that were previously paid by MacroMed for the rejected shipment. In the event that Genex fails or is unable to provide Genexol within the time frame requested, at the Specifications, or at the agreed upon cost, MacroMed shall have the right to obtain paclitaxel on a batch by batch basis from a Third Party supplier
          (h) Genex shall have the right to review MacroMed’s records related to disposition of Genexol at any time upon reasonable notice to MacroMed.
          (i) Genex shall provide MacroMed with first priority in the allocation of its Genexol manufacturing capacity.
          (j) Genex shall deliver Genexol on a C.I.F. basis to the nearest international airport to MacroMed’s site of Product formulation.
          (k) MacroMed shall be responsible, at its sole cost, for all import and customs clearance and all import taxes and duties payable in the U.S.A. for the import of Genexol in the U.S.A.
          (l) Genex will package the Genexol in accordance with generally accepted specifications and accompanied by all applicable quality and testing records, which shall be substantially in a form acceptable for FDA and EMEA requirements.

          (m) MacroMed shall make payment on each Genex invoice within thirty (30) days following the later of the date of the invoice or deemed approval of a Genexol shipment. MacroMed shall pay interest, at a rate equal to the prime rate (as published by the Wall Street Journal online, www.bankrate.com/brm/ratewatch/leadingrates.asp, in effect as of the date the invoice date) plus * points, on any balance remaining unpaid at the end of the 30-day period until it is paid in full. All payments will be in U.S. Dollars and will be paid by wire transfer in accordance with written wiring instructions to be provided by Genex.
          (n) Upon termination of this Restated Agreement, regardless of the reason, Genex will have no obligation to repurchase MacroMed’s inventory of Genexol.
          (o) MacroMed agrees to forward to Genex, upon Genex’s request, copies of records and official documents required for credit approval by the Korean Government. Genex will treat all such documents as Confidential Information.
     6.3 During the period commencing as of the Restated Agreement Date and ending * later (the “* Special Supply Period”), Genex shall supply to MacroMed such reasonable quantities of GMP-grade Genexol that meet Specifications, * as MacroMed may order, subject to the limitations set forth below and subject to the terms and conditions of Section 6.2 above:
          (a) Genexol will be supplied under this Section 6.3 only for the limited purpose of being used by MacroMed in conducting research and development, clinical development, and testing of the Product until the first commercial sale of the Product in Designated Territory Two.
          (b) Quantities of Genexol to be supplied by Genex under this Section 6.3 will not exceed:
               (i) Genex’s production capacity; or
               (ii) * kg in the aggregate.
     6.4 During the * Special Supply Period, Genex shall also supply to MacroMed such reasonable quantities of GMP-grade Genexol that meet Specifications as MacroMed may order, licensees, * (as described below), as set forth below and subject also to the terms and conditions of Section 6.2 above:
          (a) Quantities of Genexol to be supplied by Genex under this Section 6.4 are only for use for OncoGel under this license agreement and will not exceed:
               (i) Genex’s production capacity;
               (ii) * kg in any one calendar year; or

* confidential treatment requested

                (iii) * kg in the aggregate.
          (b) The calculation of the purchase price for the Genexol supplied under this Section 6.4 shall be based upon Genex’s then GMP list price or the average price of three quotes (the “Official Market Price”) from independent Third Party suppliers, of paclitaxel (the “Suppliers”) obtained by MacroMed and agreed by both parties in respect to production capacities of the Suppliers and the technical specifications and quality of the Suppliers and their respective products, subject to the terms and conditions of Section 6.2 above. The actual purchase price under Section 6.4 will be the lower of the Genex’s then GMP list price or the Official Market Price multiplied by *% (i.e., yielding a *% discount). However, in no event will the discounted purchase price under this Section 6.4 be lower than U.S. $* per gram. In the event the Official Market Price decreases below U.S. $* per gram, MacroMed shall have the right to renegotiate the purchase price. In the event that Genex is unable or unwilling renegotiate the purchase price, MacroMed shall have the right to obtain its requirements of paclitaxel on a batch by batch basis from alternative suppliers.
     6.5 During the period commencing on the Restated Agreement Date and continuing through the end of the last calendar quarter in which royalties accrue and are payable to Genex by MacroMed under any provision of Section 3, Genex shall supply to MacroMed (in addition to the * supply of Genexol under Section 6.3 above and over and above quantities to be supplied under Section 6.4 above) such reasonable quantities of GMP-grade Genexol as MacroMed may order from time to time, at the lower of * or the * (as defined in Section 6.4) quotes obtained by MacroMed and agreed by both parties in respect to production capacities of the Suppliers and quality of their Suppliers and their respective products, subject to the terms and conditions of Section 6.2 above. Quantities of Genexol to be supplied by Genex under this Section 6.5 will not exceed Genex’s production capacity.
     6.6 Product complaints will be handled as follows:
          (a) MacroMed shall promptly notify Genex in writing of any and all complaints received relating to the Products. At any time MacroMed becomes aware of a claim or allegation that a Product has caused or contributed to an injury, death or other loss, MacroMed will give Genex prompt written notice thereof.
          (b) MacroMed shall maintain (and make available to Genex and its agents, for inspection upon reasonable notice) records regarding all such Product complaints and other matters referenced in Section 6.6(a) above, including without limitation (i) date of notice of complaint or other claim; (ii) name, address, and telephone number of reporting or complaining person; (iii) lot number of Product; (iv) customer name, address, and telephone number; (v) date and description of incident; and (vi) other information as may be required by applicable law and regulations.
     6.7 Each Party shall at all times conduct its efforts and actions under this Restated Agreement in strict compliance with all applicable laws and regulations and with the highest commercial standards.

* confidential treatment requested

Section 7 Technology Ownership and Maintenance
     7.1 If a patentable invention is conceived or reduced to practice in the course of the Project by one or more employees of MacroMed, Genex, or jointly by the Parties, as determined by United States laws of inventorship, which invention is specifically related to the Product, such invention shall be the sole property of MacroMed. However, MacroMed hereby grants to Genex, per Section 2, a license and right to use such invention during the term of the license granted in this Restated Agreement to Genex in Territory One under Section 2.1 above. Genex shall notify MacroMed of any such invention of which a Genex employee is involved and shall see that appropriate documents perfecting MacroMed’s ownership rights are executed by Genex and its employees. MacroMed shall, at its option, file or cause to have filed a United States patent application covering such invention as well as any corresponding foreign patent applications. MacroMed shall have title to any such patent application(s) and to any patent(s) maturing therefrom, subject to the license rights of Genex under this Restated Agreement.
     7.2 All expenses, including but not limited to attorney and other legal fees, associated with the preparation, filing, prosecution, and maintenance of such patent applications or patents shall be the sole responsibility of MacroMed, and MacroMed shall ensure that any and all issued patents are maintained in force and in good standing through the payment of maintenance fees.
     7.3 If MacroMed declines to file either a United States or foreign patent application, the claims of which would be inclusive of the Product as defined herein, MacroMed shall notify Genex thereof and, at Genex’s option, Genex may file or cause to have filed such applications on MacroMed’s behalf and assigned to MacroMed. Any expenses incurred by Genex in the filing, prosecution, and maintenance of any patent applications or patents under this Section 7 shall be credited against any royalties which may become payable to MacroMed by Genex relative to the making, using, or selling of such Product or be payable by MacroMed in cash on demand, at Genex’s option.
     7.4 Except as provided in this Agreement, neither Party has any right or license to use any intellectual property whatsoever of the other Party.
Section 8 Representations and Warranties of MacroMed
MacroMed hereby represents and warrants to Genex as follows:
     8.1 MacroMed has the right (legal or equitable) to furnish and/or supply, and lawfully owns, the Technology so that Genex shall receive all of the benefits as contemplated by this Restated Agreement.
     8.2 MacroMed has no outstanding commitments or obligations, contractual or otherwise, which would in anyway impede its ability and right to enter into this Restated Agreement and/or fulfill any and all of its obligations hereunder.

     8.3 EXCEPT AS EXPRESSLY PROVIDED IN THIS RESTATED AGREEMENT, MACROMED MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AND HEREBY DISCLAIMS ALL WARRANTIES, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY, NONINFRINGEMENT, AND FITNESS FOR A PARTICULAR PURPOSE. MACROMED MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER IN THIS RESTATED AGREEMENT TO ANY PERSON OR ENTITY OTHER THAN GENEX.
Section 9 Representations and Warranties of Genex
Genex hereby represents, warrants, and covenants to MacroMed as follows:
     9.1 Genex will make commercially reasonable efforts to meet its supply obligations under this Restated Agreement. However, MacroMed understands and acknowledges that Genex’s production facility is still being developed, is still experimental, and has not been fully validated by the FDA. In addition, Genex’s ability and capacity to supply could be interrupted by a number of varied causes such as regulations, approvals or. technical problems. Therefore Genex does not and will not guarantee its ability to continue to supply Genexol under the provisions of this Restated Agreement.
     9.2 Genex has no outstanding commitments or obligations, contractual or otherwise, which would in anyway impede its ability and right to enter into this Restated Agreement and/or fulfill any and all of its obligations hereunder.
     9.3 This Restated Agreement, when executed, will constitute a valid and binding contract of Genex.
     9.4 EXCEPT AS EXPRESSLY PROVIDED IN THIS RESTATED AGREEMENT, GENEX MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AND HEREBY DISCLAIMS ALL WARRANTIES, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY, NONINFRINGEMENT, AND FITNESS FOR A PARTICULAR PURPOSE. GENEX MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER IN THIS RESTATED AGREEMENT TO ANY PERSON OR ENTITY OTHER THAN MACROMED.
Section 10 Indemnification and Insurance
     10.1 Subject to the conditions and provisions of this section, each Party (the “Indemnifying Party”) hereby agrees to indemnify, defend, and hold harmless the other Party and its officers, directors, shareholders, employees, and agents (the “Indemnified Parties”) from and against any and all losses, damages, claims, liabilities, and expenses (including without limitation attorneys’ fees and costs), asserted against, resulting to, imposed upon or incurred by any of the Indemnified Parties, directly or indirectly, by reason of or resulting from: (a) any misrepresentation or breach of any representation or warranty, or noncompliance with any conditions or other agreements, given or made by the Indemnifying Party in this Restated

Agreement or in any document furnished by or on behalf of the Indemnifying Party under this Restated Agreement; or (b) any negligent or intentional act or omission by the Indemnifying Party or its officer, employee, or agent. MacroMed shall also indemnify the Genex Indemnified Parties with respect to any product liability claim relating to the Product.
     10.2 One or more of the Indemnified Parties shall give written notice to the Indemnifying Party promptly upon receipt by any of the Indemnified Parties of any such claim, loss, damage, liability, and expense with respect to which indemnity is sought.
     10.3 IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOSS OF PROFITS, LOSS OF BUSINESS, LOSS OF USE OR OF DATA, INTERRUPTION OF BUSINESS, OR FOR INDIRECT, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND, WHETHER UNDER THIS RESTATED AGREEMENT OR OTHERWISE, EVEN IF EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.
     10.4 For period specified in Section 6.5 above, MacroMed covenants and agrees to maintain with a reputable insurance company standard products liability insurance, in a reasonable amount, with Genex as an additional-named insured. MacroMed shall supply proof of such insurance to Genex from time to time, as requested in writing by Genex.
     10.5 The rights, covenants, and obligations of the Parties under this Section 10 will survive the termination or cancellation of this Agreement.
Section 11 Infringement
     11.1 If any claim, suit, action, or other proceeding shall be brought against Genex and/or MacroMed involving any claim of patent infringement based on Genex’s permitted use of the Technology or the Licensed Patents, the Party who comes to know the facts first shall give the other Party prompt written notice of such claim, suit, action, or other proceeding and shall send the other Party copies of all papers served in connection therewith. However, failure to give such prompt notice will not relieve MacroMed of its duty herein to defend and indemnify. MacroMed shall, at its own expense, assume the defense of any such claim, suit, action, or other proceeding and shall indemnify Genex with respect to any loss or damage incurred by Genex in connection with such claim, suit, action, or other proceeding. Genex shall cooperate with MacroMed in all reasonable ways in the defense of such claim, suit, action, or proceeding; provided, however, that if MacroMed fails to assume such defense, then, Genex shall be authorized to defend such claim, suit, action, or other proceeding at MacroMed’s expense. In addition, even if MacroMed does properly assume such defense, Genex may, at its discretion, retain its own counsel at its own expense.
     11.2 If any other person, during the term of this Restated Agreement, infringes any of the Technology in Designated Territory One during the time Genex continues to hold the license granted under Section 2.1, the Party learning of such infringement shall promptly notify the other thereof. MacroMed shall have the option, at its own expense, of instituting and prosecuting a claim, suit, action or other proceeding against such person for infringement, at its expense and through counsel of its choice, in which case Genex shall cooperate with MacroMed in all reasonable ways in the prosecution of such claim, suit, action, or other proceeding against such infringement in Designated Territory One. If MacroMed gives up its right to prosecute such claim, suit, action, or other proceeding, then Genex shall be authorized to prosecute such proceeding at MacroMed’s expense.
     11.3 The rights, covenants, and obligations of the Parties under this Section 11 will survive the termination or cancellation of this Restated Agreement.
Section 12 Confidentiality
     12.1 Except as otherwise expressly provided in this Restated Agreement, neither Party shall disclose to any Third Party nor use for any purpose unrelated to the Project any Confidential Information received from the other Party. Except as otherwise expressly provided in this Restated Agreement, the Parties shall retain in confidence all Confidential Information generated pursuant to the Project; provided, however, that such Confidential Information may be disclosed only insofar as such disclosure is necessary to allow a Party to defend itself against litigation related to the Project, to file and prosecute patent applications or to comply with governmental obligations. Such obligations of confidentiality and non-use shall be waived as to information which (a) is in the public domain; (b) comes into the public domain through no fault of the Party claiming waiver; (c) was known to the Party claiming waiver prior to its disclosure by the other Party; or (d) is disclosed by Genex to Third Party consultants who may be asked to assist Genex with the evaluation of the Product within the scope of this Restated Agreement; provided that such Third Party consultants will have agreed to obligations of confidentiality no less stringent than those set forth above and that such Third Party’s use shall only be for the benefit of Genex. Said Third Party consultants must not be competitors of MacroMed. Both Parties shall use their best efforts to ensure that only those persons whose duties require them to possess any Confidential Information provided by the other Party shall have access thereto and shall be obligated to treat the same as confidential. Any such employee shall be subject to confidentiality arrangements no less stringent than those contained in this Restated Agreement. The obligations of confidentiality in this Section 12.1 will survive the termination or cancellation of this Restated Agreement and shall expire the earlier of ten (10) years after the termination of (x) Genex’s right to royalties and other payments under Section 3 above or (y) the expiration of Genex’s license under Section 2.1 above.
     12.2 (a) Genex agrees to provide MacroMed the opportunity to review and will provide copies of any proposed abstracts or manuscripts that include Product data generated during the Project and under this Restated Agreement at least thirty (30) days prior to its intended submission for publication and, at MacroMed’s request, shall delay submission for a period sufficient to permit adequate steps to be taken to secure patent protection for any patentable subject matter referred to therein. Unless mutually agreed in writing, Genex shall not be required to delay publication for a period longer than sixty (60) days beyond the initial thirty (30)-day review period. MacroMed shall take reasonable steps to secure such protection on inventions in accordance with the provisions of Section 7. If such proposed publication contains

Confidential Information, such Confidential Information shall be removed if requested in writing by MacroMed. Genex agrees that it has no right to publish any information related to the Product gained under the Project without prior written approval from MacroMed.
          (b) MacroMed likewise agrees to provide Genex the opportunity to review and will provide copies of any proposed abstracts or manuscripts that include Product data generated during the Project and under this Restated Agreement at least thirty (30) days prior to its intended submission for publication and, at Genex’s request, shall delay submission for a period sufficient to permit adequate steps to be taken to secure patent protection for any patentable subject matter referred to therein. Unless mutually agreed in writing, MacroMed shall not be required to delay publication for a period longer than sixty (60) days beyond the initial thirty (30) day review period. MacroMed shall take reasonable steps to secure such protection on inventions in accordance with the provisions of Section 7. If such proposed publication contains Confidential Information, such Confidential Information shall be removed if requested in writing by Genex. MacroMed agrees that it has no right to publish any information related to the Product gained under the Project without prior written approval from Genex.
Section 13 Effective Date, Term and Termination
     13.1 This Restated Agreement is intended to be effective retroactively to the Effective Date and will continue in force as follows:
          (a) The license granted by MacroMed to Genex under Section 2 above shall continue until expiration of the last of the Licensed Patents to expire; and
          (b) Genex’s rights to royalties and other payments under Section 3 above shall continue for so long as MacroMed derives any revenue from the Product, paid according to Section 3.
          (c) MacroMed’s rights to royalties and other payments under Section 3 above shall continue for so long as Genex derives any revenue from the Product, paid according to Section 3.
     13.2 This Restated Agreement may be terminated by written mutual agreement of the Parties, or unilaterally due to material breach of this Restated Agreement; provided, that in the case of a material breach, the Party which claims a breach must submit written notification to the other Party which shall have sixty (60) days to remedy the breach. However, if the breach is a failure to pay a monetary sum owed under this Restated Agreement, then the 60 days will be shortened to ten (10) days. In addition, if the breach is a non-monetary breach and is of such a nature that the breaching Party reasonably needs more than sixty (60) days to cure the breach, the breaching Party will be given a reasonable, extended period in which to cure the breach provided the breaching Party is working diligently to cure the breach.

     13.3 Termination shall not relieve either Party of any of its obligations, monetary or otherwise, pursuant to this Restated Agreement which have accrued prior to the termination of this Restated Agreement.
     13.4 Upon termination of this Restated Agreement, all obligations and rights of the Parties other than obligations that have accrued prior to the termination of this Restated Agreement, shall terminate forthwith, except as otherwise provided in various provisions of this Restated Agreement. Sections 1, 10, 11, 12, 13.3, 13.4 and 14 shall survive termination of this Restated Agreement.
Section 14 Miscellaneous Provisions
     14.1 Force Majeure. Neither Party shall be liable for any delay or failure to perform any of its obligations under this Restated Agreement if and to the extent such delay or failure is due to circumstances beyond the control of such Party (whether or not foreseen or foreseeable), including but not limited to, fires, floods, explosions, accidents, acts of God, declared and undeclared wars, terrorist acts, riots, strikes, lockouts or other concerted acts of workmen, or any government act, omission, regulation, license, order, or rule. The Parties shall exercise their best efforts during or after such an event of force majeure to fulfill their respective obligations pursuant to the Restated Agreement.
     14.2 Entire Agreement. This Restated Agreement amends, restates, and supersedes in its entirety the Original Agreement. This Restated Agreement may be amended or modified only by an instrument in writing duly executed and signed by authorized officers of both Parties.
     14.3 R&D Agreement. The R&D Agreement was terminated by the Original Agreement as of the Effective Date.
     14.4 Parties Independent. Except as agreed in this Restated Agreement, the Parties are acting and shall act at all times independently and nothing contained in this Restated Agreement shall be construed or implied to create an agency, partnership, or fiduciary relationship between MacroMed and Genex. At no time shall any Party make commitments or incur any charges or expenses for or in the name of the other Party. Neither Party will have any power to act in behalf of or to bind the other Party in any respect or for any purpose whatsoever.
     14.5 Severability. This Restated Agreement is divisible and separable. If any provision of this Restated Agreement is held to be or becomes invalid, illegal or unenforceable, such provision shall be reformed to approximate as nearly as possible the intent of the Parties and shall remain valid and enforceable to the greatest extent permitted by law.
     14.6 Governing Law. Subject to the arbitration provisions of Section 14.9 below, Genex hereby consents to the jurisdiction of the State of Utah in all matters pertaining to this Restated Agreement. This Restated Agreement shall be deemed to have been entered into and shall be construed and enforced in accordance with the laws of the United States of America and the State of Utah.

     14.7 Assignment and Business Combination.
          (a) All covenants, rights, and obligations of the Parties under this Restated Agreement shall survive any Business Combination involving either Party and shall under all circumstances be binding upon and inure to the benefit of the Parties, their respective successors, and permitted assigns.
          (b) In any Business Combination involving either Party, that Party will cause this Restated Agreement and all liabilities, covenants, and obligations of that Party under this Restated Agreement to be assumed fully by the acquiring entity in the Business Combination.
          (c) Notwithstanding the foregoing provisions of this Section 14.7, neither Party shall have the right to assign any right, license, benefits, option, duty, obligation, or privilege under this Restated Agreement without the prior written consent of the other Party, unless specifically provided in this Restated Agreement. Such written consent will not be unreasonably withheld.
          (d) Any contract, assignment, or Business Combination entered into or consummated in contravention of this Section 14.7 shall be void and of no force or effect and shall constitute a material breach of this Agreement by the applicable Party.
          (e) For the purposes of this Restated Agreement, any Business Combination by either Party will constitute an assignment by that Party.
     14.8 Waivers and Amendments. The failure of either Party to insist upon the performance of any of the terms of this Restated Agreement or to exercise any right hereunder, shall not be construed as a waiver or relinquishment of the future performance of any such term, or the future exercise of such right. This Restated Agreement may be amended or modified and any of the provisions hereof may be waived by the Parties only in writing.
     14.9 Arbitration. All disputes arising in connection with this Restated Agreement shall be finally settled by arbitration at the Singapore International Arbitration Center under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three (3) arbitrators one selected by Genex, one selected by MacroMed, and the third selected jointly by the two arbitrators. Any award of such arbitrators shall be, as between the Parties, final and entitled to all of the protections and benefits of a final judgment. Any award of such arbitrators shall not be reviewable or appealable to any court.
     14.10 Notices. Any notice or other communication required or permitted to be made or given to either Party pursuant to this Restated Agreement shall be sufficiently made or given on the date of receipt, if sent to such Party by certified or registered mail, or by facsimile with the original sent by certified or registered mail, or by express courier, postage prepaid, addressed as follows:

If to MacroMed:	MacroMed, Inc.
9520 South State Street
Sandy, Utah 84070
USA
Fax No.: (801) 565-8562
Attn: Business Development

If to Genex:	Samyang Genex Corporation
263 Yeonji-Dong, Chongno-Gu
Seoul, Korea 110-725
Fax No.: (822) 740-7988
Attn: Bio Business Team
or to such other address as either Party shall designate by written notice, similarly given, to the other Party.
     14.11 Implementation. Each of the Parties shall execute and deliver to, or cause to be executed and delivered to, the other Party, such further instruments, or take such other action, in good faith, as may reasonably be requested of it hereunder, to consummate more effectively the transactions contemplated hereby.
     14.12 Parties’ Rights and Duties in Bankruptcy. The Parties acknowledge that their respective rights and duties may be affected if either Party files for bankruptcy relief under 11 U.S.C. § 101, et seq. Therefore, the parties agree that the non-bankrupt Party may bring a motion before a court of competent jurisdiction to shorten the time within which the debtor Party may assume or reject this Restated Agreement under 11 U.S.C. § 365, and the parties agree that 60 days is a reasonable period of time of election of an assumption or rejection of this Restated Agreement by the debtor Party.
     14.13 Counterparts/Facsimile or Email Signatures. This Restated Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Signatures transmitted via facsimile or email (as a pdf file) will constitute original signatures.

     IN WITNESS WHEREOF, the Parties have executed this Amended and Restated Agreement on the dates shown below, intended to be effective retroactively to November 23, 2001.

For MacroMed, Inc.	For Samyang Genex Corporation

/s/ Thomas Bergmann	/s/ Ryang Kim

Date	Date

06/20/06	07/03/06

Thomas Bergmann	President and CEO
President and CEO	Samyang Genex Corporation
MacroMed, Inc.